Almere, The Netherlands
July 7, 2015

ASM INTERNATIONAL N.V. TO HOST ANALYST AND INVESTOR TECHNOLOGY SEMINAR

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announces that it will be hosting an analyst and investor technology briefing on Wednesday, July 15, 2015 at 8:00 - 9:30 a.m. (PDT) in San Francisco, US, coinciding with SEMICON West 2015. The presentation will be held in Room 301, Esplanade, Moscone Center.

In this technology seminar Han Westendorp, Vice President Corporate Marketing, will present "Advanced wafer processing with new materials". The presentation will include highlights of ASM's advanced thermal ALD (Atomic Layer Deposition) and Plasma enhanced ALD products and technologies, as well as ASM’s CVD, PECVD and epitaxy technologies.
The room will open at 7:30 am for invited attendees. Interested parties should contact Ivette van Eijkelenburg, +31 88 100 8570, ivette.van.eijkelenburg@asm.com.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACT

Investor contact:
Victor Bareño
T: +31 88 100 8500
E: victor.bareno@asm.com